1 GOLD FIELDS PUBLISHES ITS 2023 SUITE OF ANNUAL REPORTS Johannesburg, 28 March 2024: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) today published its suite of annual reports for the financial year ended 31 December 2023. The reports are on the Company’s website, www.goldfields.com. Gold Fields’ suite of 2023 annual reports includes the following: • Integrated Annual Report (IAR); • Annual Financial Report (AFR) containing the audited consolidated financial statements for the year ended 31 December 2023; • Governance and Remuneration Report (GRR); • Notice to Shareholders of the 2023 Annual General Meeting; • Report to Stakeholders; • Mineral Resources and Mineral Reserves Supplement, and; • Climate Change Report (CCR). The relevant documents will be posted on or about 2 April 2024 to shareholders who have elected not to receive communication electronically. Gold Fields’ Global Reporting Initiative Content Index 2023 is set to be published in early April 2024. The IAR, the AFR and the other reports incorporate all material aspects of the Group’s business, including reviews of the Australian, South African, Ghanaian, and South American operations, the Group’s project activities, as well as detailed financial, operational and sustainable development information. The Audited Results contain no modifications to the reviewed financial results published on the Stock Exchange News Service on 22 February 2024. PwC has audited the financial statements for the year ended 31 December 2023 and their unqualified Independent Auditor's Report is included in the AFR. Notice is also given to shareholders that Gold Fields’ AGM for the year ended 31 December 2023 will be held in person at 150 Helen Road, Sandown, Sandton on Thursday, 30 May 2024 at 13:30 and by electronic participation via the electronic meeting platform. A copy of the Notice can be found on the Company’s website at www.goldfields.com. The record date to be entitled to receive the Notice of AGM was 22 March 2024. The record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register) is Friday, 24 May 2024. Therefore, the last day to trade to be registered in the Company’s securities register as at the record date is Tuesday, 21 May 2024.

2 Gold Fields Form 20-F Filing Gold Fields has filed its annual report on Form 20-F for the year ended 31 December 2023 with the US Securities and Exchange Commission on 28 March 2024. The document can be accessed on Gold Fields’ website at https://www.goldfields.com/form-f20.php. Gold Fields’ shareholders (including holders of Gold Fields’ American depositary shares) may also receive hard copies of the annual report on Form 20-F, which includes the IAR, AFR containing the audited financial statements, GRR and CCR, upon request. For a copy of the report, please contact Khahliso Sekgotho at Khahliso.Sekgotho@goldfields.com. Ends About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold-equivalent production of 2.30Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd